Exhibit 99.1

Bilibili Inc. Announces Results of Annual General Meeting

SHANGHAI, China, June 28, 2024 — Bilibili Inc. (Nasdaq: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced that each of the proposed resolutions (the “Proposed Resolutions”) set out in the notice of the annual general meeting dated April 9, 2024 (the “AGM Notice”) has been adopted at its annual general meeting of shareholders held in Shanghai, China today.

After the adoption of the Proposed Resolutions, all corporate authorizations and actions contemplated thereunder are approved, including, among other things, that (i) Mr. Rui Chen is re-elected as a director and each of Mr. JP Gan and Mr. Eric He is re-elected as an independent director; (ii) the directors are granted a general mandate to allot, issue, and deal with additional Class Z ordinary shares or equivalents and a general mandate to repurchase Bilibili’s own shares on the respective terms and in the respective periods as set out in the AGM Notice; and (iii) the second amended and restated 2018 share incentive plan is approved and adopted, with the maximum aggregate number of shares which may be issued pursuant to the awards granted under this plan not exceeding 10% of Bilibili’s total issued and outstanding shares as of today, of which not exceeding 0.5% of the total issued and outstanding shares may be issued pursuant to awards granted to service provider participants as defined in the plan.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com